Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

Purchase, New York       Telephone:  914-253-2000       www.pepsico.com

Contact:	Investor	Media
	Lynn A. Tyson	Dave DeCecco
	Senior Vice President, Investor Relations	Director, Media Bureau
	914-253-3035	914-253-2655
	email: lynn.tyson@pepsi.com	email: david.dececco@pepsi.com

PepsiCo Announces Cash Election Deadline

PURCHASE, N.Y. – Feb. 10, 2010 – PepsiCo, Inc. (NYSE: PEP) announced today that The Pepsi Bottling Group, Inc. (NYSE: PBG) and PepsiAmericas, Inc. (NYSE: PAS) stockholders who wish to elect to receive cash for all or a portion of their shares of PBG or PAS stock in connection with the proposed acquisitions by PepsiCo of PBG and PAS must deliver a properly completed cash election form to Mellon Investor Services LLC by 5:00 p.m., New York City time, on February 18, 2010 (the “Election Deadline”).  PBG and PAS stockholders who do not make a valid cash election will be deemed to have made an election to receive shares of PepsiCo common stock, subject to the proration procedures described below.

PBG and PAS stockholders who hold their shares in “street” name through a bank, broker or other nominee, in the form of unvested restricted stock awards or through a 401(k) plan may have an election deadline earlier than the Election Deadline.  These PBG and PAS stockholders should consult with, and carefully review any materials they receive from, their bank, broker, other nominee or plan administrator to determine the election deadline applicable to them.

As previously announced, PBG stockholders (other than PepsiCo or its subsidiaries) have the option to elect either $36.50 in cash or 0.6432 shares of PepsiCo common stock for each share of PBG common stock held by them, subject to proration such that, in aggregate, 50% of PBG common stock not held by PepsiCo and its subsidiaries will be converted into the right to receive cash and the remaining 50% of PBG common stock not held by PepsiCo and its subsidiaries will be converted into the right to receive PepsiCo common stock.

Similarly, PAS stockholders (other than PepsiCo or its subsidiaries) have the option to elect either $28.50 in cash or 0.5022 shares of PepsiCo common stock for each share of PAS common stock held by them, subject to proration such that, in aggregate, 50% of PAS common stock not held by PepsiCo and its subsidiaries will be converted into the right to receive cash and the remaining 50% of PAS common stock not held by PepsiCo and its subsidiaries will be converted into the right to receive PepsiCo common stock.

PBG stockholders may request copies of the election form previously mailed to record holders by calling Morrow & Co., Inc. at (800) 607-0088.  PAS stockholders may request copies of the election form previously mailed to record holders by calling Innisfree M&A Incorporated at (877) 717-3926.

PepsiCo hopes to close the transactions by the end of February 2010, subject to the satisfaction or waiver of customary closing conditions, including the receipt of regulatory approvals and approval of the transactions by stockholders of PBG and PAS.

About PepsiCo
PepsiCo offers the world’s largest portfolio of billion-dollar food and beverage brands, including 18 different product lines that each generate more than $1 billion in annual retail sales. Our main businesses – Frito-Lay, Quaker, Pepsi-Cola, Tropicana and Gatorade – also make hundreds of other tasty foods and drinks that bring joy to our consumers in over 200 countries. With more than $43 billion in 2008 revenues, PepsiCo employs 198,000 people who are united by our unique commitment to sustainable growth, called Performance with Purpose. By dedicating ourselves to offering a broad array of choices for healthy, convenient and fun nourishment, reducing our environmental impact, and fostering a diverse and inclusive workplace culture, PepsiCo balances strong financial returns with giving back to our communities worldwide. For more information, please visit www.pepsico.com.

Cautionary Statement
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG by PepsiCo. PepsiCo and PepsiAmericas, Inc. (“PAS”) have filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS by PepsiCo. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PepsiCo are available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG are also available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS are also available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

Statements in this communication that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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